

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2014

<u>Via E-mail</u>
Ms. Danielle Beauchamp
President and Director
Entourage Mining Ltd
1390A William Road
Montreal, Quebec Canada H3C 1R5

**Re: Entourage Mining Ltd
Form 20-F for Fiscal Year Ended December 31, 2013
Filed June 5, 2014
File No. 000-50305**

Dear Ms. Beauchamp:

We issued comments on the above captioned filing on October 15, 2014**.** On December 9, 2014**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact George Schuler, at (202) 551-3718 or me at (202) 551-3795, if you have any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director